OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Insight Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1305 West Auto Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85284

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As most recently described in our current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2007, the Board of Directors of Insight Enterprises, Inc. (the “Company”) has appointed an Options Subcommittee, composed of independent directors, to conduct a review of the Company’s historical stock option practices. As previously disclosed, the Options Subcommittee has retained independent outside legal counsel and accountants and is in the process of performing its review but has not reached any conclusions about the Company’s stock option practices. Also, on October 27, 2006, the Company received an informal inquiry from the SEC requesting certain documents and information relating to the Company’s stock option practices from January 1, 1996 to the present, and the Company is cooperating with the SEC in the informal inquiry. Additionally, certain present and former directors and executive officers of the Company were named as defendants in a derivative lawsuit related to stock option practices from 1997 to 2002, and the Company was named as a nominal defendant in that action. On January 19, 2007, the Court, at the plaintiff’s request, dismissed the lawsuit without prejudice. Also as previously disclosed, the Nasdaq Listing Qualifications Panel granted the Company’s request for continued listing on The Nasdaq Stock Market on the condition that the Company provide Nasdaq with certain information on or before the dates specified by Nasdaq and file its Form 10-Q for the third quarter ended September 30, 2006 on or before April 26, 2007.

The Company plans to file its Annual Report on Form 10-K for the year ended December 31, 2006 as soon as practicable, but does not expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karen K. McGinnis	(480)	333-3074
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Insight Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Karen K. McGinnis

Karen K. McGinnis Chief Accounting Officer